To: The Board of Directors and Shareholders of Cartoon Acquisition, Inc.

     To become effective May 14, 2004, I, Jeffrey Levinson, do hereby resign my position as the Assistant Secretary of Cartoon Acquisition, Inc., a Delaware corporation, and, I do not wish to stand for reelection to my position.

/s/ On File ________________________________ Jeffrey M. Levinson